Exhibit 99.2

ROYAL GROUP TECHNOLOGIES LIMITED

March 23, 2005

Vic De Zen
300 Greenbrook Drive
Vaughan, Ontario
L4L 8L1

Dear Vic:

Re: Conversion of Multiple Voting Shares and Other Matters

This letter (the “Agreement”) provides the terms and conditions pursuant to which Royal Group Technologies Limited (“RGTL”) agrees to reorganize its capital to eliminate its multiple voting shares and under which you and the De Zen Affiliates (as defined below) agree to convert any and all multiple voting shares currently held by you and the De Zen Affiliates into subordinate voting shares on a share-for-share basis as provided in the articles of RGTL.

RGTL has agreed to facilitate an increase in the cost base of the multiple voting shares held by you and the De Zen Affiliates in connection with such conversion. Such increase will be effected by an increase in the stated capital of the multiple voting shares, which must be approved by a special resolution of the shareholders of RGTL (voting by class) at the upcoming annual general and special meeting of shareholders, which is currently anticipated to be held on or about May 25, 2005. That meeting will also authorize the elimination of the multiple voting shares as a class, resulting in RGTL having outstanding one class of shares designated as “common shares” or another appropriate designation.

You, the De Zen Affiliates, Fortunato Bordin (“Bordin”), Domenic D’Amico (“D’Amico”) and RGTL agree as follows:

ARTICLE 1 - INTERPRETATION

1.1	Definitions

In this Agreement, the following terms have the following meanings, respectively:

“affiliate” has the meaning given to the term “affiliated entity” in Ontario Securities Commission Rule 45-501 - Exempt Distributions, as it exists on the date of this Agreement;

“Bank” means the Bank of Nova Scotia;

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Toronto, Ontario for the transaction of banking business;

“Claims” means any claim, demand, action, cause of action, damage, loss, cost, liability or expense, including, without limitation, professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

“Determined Amount” means the aggregate amount of the gain that would be realized on a disposition at fair market value of all the multiple voting shares of RGTL that can reasonably be considered to be attributable to income earned or realized by any corporation after 1971 and before the “safe income determination” time, to be determined by KPMG LLP for purposes of subsection 55(2) of the Income Tax Act (Canada) as soon as practicable after the execution of this Agreement, which amount shall be added to the stated capital account for the multiple voting shares of RGTL;

“De Zen Affiliates” means, collectively, De Zen Holdings Limited, 3901602 Canada Inc. and De Zen Investments Canada Limited;

“Effective Time” means the time at which the stated capital account that RGTL maintains in respect of the multiple voting shares of RGTL is increased by the Determined Amount in accordance with the resolution referred to in Section 4.2(b) as evidenced by a notice provided by the board of RGTL to you advising that the such resolution has become effective;

“Parties” means you, De Zen Holdings Limited, 3901602 Canada Inc., De Zen Investments Canada Limited, Bordin, D’Amico and RGTL, collectively, and “Party” means any one of them;

“Stock Control Agreement” means the stock control agreement dated as of November 30, 1994 among the holders of the multiple voting shares of RGTL, RGTL and Computershare Trust Company of Canada, as replacement trustee, as amended to the date hereof;

“Trust Indenture” means the trust indenture dated as of April 17, 2002 between 3901602 Canada Inc. and Computershare Trust Company of Canada governing the exchangeable debentures issued by 3901602 Canada Inc. on April 17, 2002;

“Vaughan West Lands Matter” means the 1998 transaction to purchase land from 1260392 Ontario Limited in Vaughan, Ontario; and

“you” means Vic De Zen.

1.2	Currency

All references to currency herein are to lawful money of Canada.

ARTICLE 2 - REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of De Zen

You and the De Zen Affiliates jointly and severally represent and warrant to RGTL that:

	(a)	you or they beneficially own or exercise control or direction over multiple voting shares of RGTL as follows:

		(i)	35,539 multiple voting shares of RGTL held directly by you;

		(ii)	9,799,905 multiple voting shares of RGTL held by De Zen Holdings Limited;

	(iii)	3,600,000 multiple voting shares of RGTL held by 3901602 Canada Inc; and

	(iv)	2,500,000 multiple voting shares of RGTL held by De Zen Investments Canada Limited; and

(b)
each of the De Zen Affiliates has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of each of the De Zen Affiliates.

2.2	Representations and Warranties of De Zen, Bordin and D’Amico

You and the De Zen Affiliates jointly and severally and Bordin and D’Amico severally represent and warrant to RGTL that:

(a)
this Agreement constitutes a valid and binding obligation of you. the De Zen Affiliates, Bordin and D’Amico enforceable against you, the De Zen Affiliates, Bordin and D’Amico in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought; and

(b)
the completion by you, the De Zen Affiliates, Bordin and D’Amico of the transactions contemplated herein and fulfillment of the obligations do not require the consent, approval or authorization of any third party other than those already obtained.

2.3	Representations and Warranties of RGTL

RGTL hereby represents and warrants to you, Bordin, D’Amico and the De Zen Affiliates that:

(a)
it has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and, subject only to the shareholders of RGTL approving the special resolutions referred to in Sections 4.2(a), (b) and (c), the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action;

(b)
this Agreement constitutes a valid and binding obligation of RGTL enforceable against RGTL in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought; and

(c)
the completion by RGTL of the transactions contemplated herein and fulfillment of the obligations do not require the consent, approval or authorization of any third party other than the approval by the shareholders of RGTL of the special resolutions referred to in Sections 4.2(a), (b) and (c) and those already obtained.

2.4	Survival of Representations and Warranties

The representations and warranties in this Article 2 shall survive the Effective Time.

ARTICLE 3 - COVENANTS OF DE ZEN, BORDIN AND D’AMICO

3.1	Resignation

You hereby resign as a director of RGTL effective at the time when each of the resolutions referred to in Section 4.2 has been approved by the shareholders of RGTL.

3.2	Release

Effective as at the Effective Time and except as provided in this Agreement:

(a)
each of you (on your own behalf and on behalf of your other affiliates), the De Zen Affiliates, Bordin and D’Amico hereby severally releases and forever discharges RGTL and its affiliates, subsidiaries, predecessors, successors and assigns (hereinafter collectively referred to as the “Company”) and the officers, directors, employees and agents of the Company (hereinafter, for the purposes of this Section 3.2, collectively referred to as the “Releasees”) from all Claims whatsoever which any of you or your other affiliates, the De Zen Affiliates, Bordin or D’Amico ever had, now have, or which you or your other affiliates, the De Zen Affiliates, Bordin or D’Amico can, shall or may hereafter have for or by reason of any cause, matter or thing whatsoever existing up to the present time, provided that this release shall not apply to any Claims (other than Claims that arise out of or related to your, your affiliates’, the De Zen Affiliates’, Bordin’s or D’Amico’s purchase of any security of RGTL or any loss in value of such security or any Claims that arise out of In re Royal Group Securities Litigation (Case No. 04 CV9809 SDNY)) which you or your other affiliates, the De Zen Affiliates, Bordin or D’Amico now have against RGTL arising from any facts of which you, Bordin or D’Amico, as the case may be, do not have actual knowledge as of the date of this Agreement; and provided that this release shall not apply to any Claims which you or your affiliates now have or may have in the future under that certain Indemnity Agreement made between RGTL and you dated as of June 1, 2003, Trust Agreement dated February 21, 2005 made between Roybridge Holdings Limited, Roybridge Limited Partnership and RGTL, Nominee Agreement made as of February 25, 2005 between Roybridge Limited Partnership, Roybridge Holdings Limited and The Bank of Nova Scotia and Escrow Agreement made as of February 25, 2005 between Roybridge Holdings Limited, Roybridge Limited Partnership and Gray & Associates and for greater certainty you and RGTL acknowledge that such agreements remain in full force and effect.

(b)
without limitation, each of you, Bordin and D’Amico specifically severally covenant, represent and warrant to the Releasees that, to the best of your respective knowledge, you, Bordin and D’Amico have no further Claim against the Releasees arising out of employment with the Company or, as applicable, service as a director or officer of the Company or the termination of such employment or service including, without limitation, any Claims for pay, notice of termination, pay in lieu of such notice, severance pay, expenses, bonus, incentive plan, profit sharing plan, overtime pay, interest, benefits, vacation pay and specifically including any Claim under the Employment Standards Act, 2000 or any other similar legislation, except for Claims arising under the Indemnity Agreement referred to in Section 3.2(a) above. Each of you, Bordin and D’Amico further severally represents that the Releasees have complied with the Ontario Human Rights Code in respect of your respective employment with the Company or, as applicable, your service as a director or officer of the Company and/or the termination of such employment or service.

(c)
Except as otherwise provided herein, if you or your other affiliates, the De Zen Affiliates, Bordin or D’Amico should hereafter make any Claim or demand or commence or threaten to commence any Claim, complaint, application or proceeding against the Releasees or any one or more of them for or by reason of any cause, matter or thing, this Agreement may be raised as an estoppel and complete bar to any such Claim, demand, proceeding or complaint; and

(d)
each of you, the De Zen Affiliates, Bordin and D’Amico understand that, except as otherwise provided, this Section 3.2 contains a full and final release of all Claims that any of you or your other affiliates, the De Zen Affiliates, Bordin and D’Amico have or may have against the Releasees and that there is no admission of liability on the part of the Releasees and that any such liability is denied.

3.3	Voting

Each of you, the De Zen Affiliates, Bordin and D’Amico severally agrees that he or it shall cause the multiple voting shares and/or subordinate voting shares of RGTL held by him or it to be voted in favour of the resolutions referred to in Section 4.2.

3.4	Conversion of Multiple Voting Shares

Forthwith after the Effective Time, Computershare Trust Company of Canada (as trustee under the Stock Control Agreement, as trustee under the Trust Indenture, as a party to certain hypothecation agreements and as registrar and transfer agent of RGTL), is hereby irrevocably directed by you and the De Zen Affiliates to:

(a)
convert the 35,539 multiple voting shares of RGTL held directly by you as of the date hereof (or any successor after the date hereof) into subordinate voting shares of RGTL. (As soon as practicable following the execution of this Agreement, and prior to the Effective Time, you will transfer such 35,539 multiple voting shares to an affiliate that is a corporation in compliance with the Stock Control Agreement and certain hypothecation agreements to which they are subject and such affiliate shall, at the time of the transfer, agree in writing to the conversion of such multiple voting shares into subordinate voting shares of RGTL in accordance with this Section 3.4);

(b)	convert the 9,799,905 multiple voting shares of RGTL held by De Zen Holdings Limited into subordinate voting shares of RGTL;

(c)	convert the 3,600,000 multiple voting shares of RGTL held by 3901602 Canada Inc. into subordinate voting shares of RGTL, in compliance with the terms of the Trust Indenture;

(d)	convert the 2,500,000 multiple voting shares of RGTL held by De Zen Investments Canada Limited into subordinate voting shares of RGTL; and

(e)
convert any other multiple voting shares of RGTL of which you have direct or indirect beneficial ownership or over which you exercise control or direction between the date hereof and the Effective Time, into subordinate voting shares of RGTL. In this regard, you shall not:

(i) transfer any multiple voting shares of RGTL to a Permitted Holder (as such term is defined in the Stock Control Agreement); or

(ii)
cause or permit De Zen Holdings Limited, 3901602 Canada Inc., or De Zen Investments Limited to transfer any multiple voting shares of RGTL to a Permitted Holder (as such term is defined in the Stock Control Agreement), unless such Permitted Holder agrees in writing to the conversion of the multiple voting shares of RGTL into subordinate voting shares of RGTL in accordance with this Section 3.4.

Such conversions shall be effected by you and the De Zen Affiliates in compliance with the terms of:

(a)	the articles of RGTL;

(b)	the Stock Control Agreement; and

(c)	any other instrument or contract to which your or their multiple voting shares of RGTL may be subject.

3.5	Non-Competition

You, Bordin and D’Amico severally agree with RGTL that you will not, for the period from the Effective Time to (i) in the case of you, November 30, 2011 and (ii) in the case of Bordin and D’Amico, December 18, 2006, except to the extent expressly permitted by this Agreement, either alone or in conjunction with any individual, partnership, firm, association, syndicate, company or other entity, whether as principal, agent, consultant, employee, shareholder (other than through a holding of securities of an entity, which securities are listed on a stock exchange or traded on a public market, that does not exceed two and one-half percent (2-

1/2%) of the outstanding securities of the class so listed or traded) or in any other manner whatsoever, directly or indirectly, carry on or be engaged in, have an interest in, or advise, lend money to, or permit your name or any part thereof to be used in connection with, any business or activity that is engaged in the following (collectively, “RGTL’s Businesses”):

(a)
the manufacturing or distribution or sale of polymer-based home improvement products, which primarily consist of extruded PVC products, including window and door profiles, decorative mouldings, siding and roofing;

(b)
the manufacturing or distribution or sale of polymer-based consumer products, which consist of a broad range of extruded and injection moulded products including window coverings, outdoor storage solutions, fencing, decking, gazebos, housewares and furniture; or

(c)	the manufacturing or distribution or sale of polymer-based construction products, which consist of pipe and fitting systems, and Royal Building Systems, as well as commercial doors;

in Canada, the United States or Mexico.

3.6	No Solicitation

You, Bordin and D’Amico severally agree (on your own behalf and on behalf of your affiliates, and without limitation to your or their obligations set out in Section 3.5 and Section 3.7) that you and your affiliates shall not at any time during the period from the Effective Time to (i) in the case of you, November 30, 2011 and (ii) in the case of Bordin and D’Amico, December 18, 2006:

(a)
contact any person, who is as of the Effective Time a customer of RGTL or any of its affiliates, for the purpose of soliciting any business from such customer if such business comprises one of RGTL’s Businesses carried on by RGTL or any of its affiliates or for the purpose of inducing such customer to stop buying from or otherwise cease dealing with RGTL or any of its affiliates;

(b)
contact any person, who is as of the Effective Time an employee of RGTL or any of its affiliates, for the purpose of offering such employee employment with you or any of your affiliates (or a company or other entity associated with you) or engaging such person as a contractor to you or any of your affiliates (or a company or other entity associated with you) or for the purpose of inducing such employee to leave or otherwise cease dealing with RGTL or any of its affiliates; provided that the foregoing restriction shall not apply to any employee whose employment is terminated by RGTL; or

(c)
contact any person (other than legal counsel), who is as of the Effective Time a supplier or service provider of RGTL or any of its affiliates, for the purpose of inducing such supplier or service provider to stop selling or providing services to, or otherwise cease dealing with, RGTL or any of its affiliates.

3.7	Confidentiality

You, Bordin and D’Amico severally agree to:

(a)
not, at any time, without the consent of RGTL, directly or indirectly communicate or disclose to any person any confidential information relating to or concerning the customers, products, technology, trade secrets, systems, operations or other confidential information regarding the property, business and affairs of RGTL or any of its affiliates; provided that for purposes of this Section 3.7, confidential information shall not include:

		(i)	your know-how;

		(ii)	information which is in the public domain as at the Effective Time or which subsequently enters the public domain through no fault of yours (but only after it enters the public domain);

		(iii)	information which is not subject to an obligation of confidence of any kind when released, disclosed, made available or communicated by RGTL or its affiliates to a third party

		(iv)	information or knowledge which is independently developed by you;

(v)
information which is received by you without an obligation of confidence of any kind from a third party who you have no reason to believe was not lawfully in possession of such information free of any obligation of confidence of any kind owed to RGTL or its affiliates; provided, however, that if you subsequently come to have reason to believe that such information was subject to an obligation of confidence of any kind owed to RGTL or its affiliates when originally received by you, then such information shall be deemed confidential information hereunder immediately on the date of discovery.

(b)
not utilize or make available any such confidential information directly or indirectly in connection with any business or activity in which you or your affiliates are or propose to be involved or in connection with the solicitation or acceptance of employment or service with any person; and

	(c)	maintain such information as confidential information proprietary to RGTL.

3.8	Other Agreements

You, Bordin, D’Amico and RGTL agree that Sections 3.5, 3.6 and 3.7 will in all respects replace any non-competition, non-solicitation and confidentiality agreements previously entered into by RGTL and you or Bordin or D’Amico, including without limitation those provisions included in the options referred to in Section 4.9.

3.9	Bonus Repayment

You agree (provided that the resolutions referred to in Section 4.2 are approved by the shareholders) to pay to RGTL on or before the date which is 14 days after the conversion of all of the multiple voting shares of RGTL into subordinate voting shares of RGTL the amount of $1,129,750 (representing the balance of your bonus repayment obligation previously announced by RGTL).

3.10	Determined Amount

You and the De Zen Affiliates agree to promptly provide KPMG LLP with any and all information they may reasonably require in order to determine in their sole discretion the Determined Amount, pursuant to Section 4.3(d).

3.11	Survival of Covenants

The covenants in this Article 3 shall survive the Effective Time.

ARTICLE 4 - COVENANTS OF RGTL

4.1	Section 4.1 has been deliberately deleted

4.2	Meeting of Shareholders

RGTL shall hold its annual and special meeting of holders of multiple voting shares and subordinate voting shares of RGTL on or before May 25, 2005 for the purpose of, among other things, considering, and if thought fit by such holders, approving:

	(a)	a special resolution to amend the articles of RGTL to add the following sentence at the end of paragraph 9.1 of Section C of Schedule “A” to such articles:

“This paragraph 9.1 does not apply to an increase in stated capital related solely to the Multiple Voting Shares.”;

	(b)	a special resolution to add the Determined Amount to the stated capital account that RGTL maintains in respect of the multiple voting shares of RGTL;

	(c)	a special resolution to amend the articles of RGTL to:

(i) remove all references in the articles to the multiple voting shares of RGTL, including all rights, privileges, restrictions and conditions in respect of the multiple voting shares of RGTL; and

(ii) replace all references in the articles to “subordinate voting shares” with “common shares” or other appropriate designation.

4.3	Procedure and Process

	(a)	The Board of Directors of RGTL shall in the management proxy circular prepared for RGTL’s annual and special meeting of shareholders recommend that shareholders vote in favour of the special resolutions referred to in Section 4.2 and shall vote any proxies received by management of RGTL which do not indicate how they are to be voted in respect of such resolutions in favour of such resolutions.

(b)
Each of the special resolutions referred to in Section 4.2 shall provide that the effective date of the resolution shall be a date determined by the board of directors of RGTL (which, in any event, shall be a date no later than 10 Business Days after the approval of the resolution by the shareholders and, in the case of the resolution referred to in Section 4.2 (c), shall not be earlier than the Business Day following the Effective Time).

(c) The holders of multiple voting shares and subordinate voting shares of RGTL shall vote separately as a class on each of the special resolutions referred to in Section 4.2.

(d)
As soon as practicable after the execution of this Agreement, RGTL shall cause KPMG LLP to determine the Determined Amount and forthwith thereafter provide you with such amounts and the details of how it calculated same. In the event that you disagree with KPMG’s calculation of the Determined Amount, you shall be entitled to engage at your own expense a nationally recognized firm of chartered accountants to independently calculate such amounts and RGTL shall instruct KPMG to co-operate with such firm and attempt in good faith to resolve any differences between them as to the calculation of the Determined Amount; provided that if KPMG and such other firm fail to resolve their differences within a reasonable period of time, they shall jointly select another nationally recognized firm of chartered accountants to determine the Determined Amount, the cost of which will be borne equally by RGTL and you, and the determination of the aforesaid amounts made by such third firm shall be binding on RGTL and you.

4.4	Filing of Articles of Amendment

(a)
If the special resolutions referred to in Section 4.2 are approved by a majority of not less than two-thirds of the votes cast by the shareholders of each class who voted in respect of those resolutions, then RGTL shall file articles of amendment to give effect to the resolution referred to in Section 4.2(a) as soon as practicable thereafter and RGTL will send you a notice advising you of the effective date of that resolution, the effective date of the resolution referred to in Section 4.2(b), which shall be the Business Day following the filing of the aforesaid articles of amendment, and the Effective Time.

(b)
After the multiple voting shares of RGTL held by you and the De Zen Affiliates have been converted into subordinate voting shares of RGTL pursuant to Section 3.4, RGTL shall file articles of amendment to give effect to the special resolution referred to in Section 4.2(c) as soon as practicable thereafter.

4.5	Release

Effective as at the Effective Time and except as provided in this Agreement:

(a)
RGTL (on its own behalf and on behalf of its affiliates) hereby releases and forever discharges each of you and your other affiliates, the De Zen Affiliates, Bordin and D’Amico (hereinafter, for the purposes of this Section 4.5, collectively referred to as the “Releasees”) from all Claims whatsoever which RGTL or its affiliates ever had, now have, or which RGTL and its affiliates can, shall or may hereafter have for or by reason of any cause, matter or thing whatsoever existing up to the present time, including but not limited to any Claim relating directly or indirectly to the Vaughan West Lands Matter provided that this release shall not apply to any Claims which RGTL or its affiliates now have against any of the Releasees arising from any facts of which none of (i) the independent directors of RGTL (ii) their counsel, agents or advisors (including Kroll Lindquist Avey, Integris Real Estate Counsellors, Goodmans LLP and Skadden Arps (iii) Sherman Sterling or Baker & Hostetler [or (iv) RGTL’s in-house counsel] have actual knowledge as of the date of this Agreement;

(b)
except as otherwise provided herein, if RGTL or its affiliates should hereafter make any Claim or demand or commence or threaten to commence any Claim, complaint, application or proceeding against the Releasees or any one or more of them for or by reason of any cause, matter or thing, this Agreement may be raised as an estoppel and complete bar to any such Claim, demand, proceeding or complaint; and

(c)
RGTL and its affiliates understand that, except as otherwise provided, this Section 4.5 contains a full and final release of all Claims that RGTL and its affiliates have or may have against the Releasees and that there is no admission of liability on the part of the Releasees and that any such liability is denied.

4.6	Assignment

Notwithstanding the release set out in Section 4.5 above, RGTL hereby assigns to you any Claim which RGTL may assert in respect of the Vaughan West Lands Matter and hereby covenants to not commence any proceedings against any participant in that matter.

4.7	Revised T-4A

Within 5 Business Days of the payment by you of the $1,129,750 referred to in Section 3.9, RGTL shall prepare and file with the Canada Revenue Agency (with a copy to you) a revised T-4A form for the 2002 taxation year showing a reduction in the remuneration received by you (in box 14) in the amount of $1,129,750 (from $2,185,000 to $1,055,250).

4.8	Tax Elections

(a)
At your request, RGTL shall make joint elections under section 85 of the Income Tax Act Canada) with your affiliates holding the multiple voting share of RGTL with respect to the conversion of such multiple voting shares into subordinate voting shares, electing that the proceeds of disposition arising on the disposition of the multiple voting shares of RGTL shall equal the adjusted cost base of such shares.

(b)
RGTL agrees that it shall jointly elect with you, Bordin and D’Amico in a prescribed form for paragraph 56.4(3)(c) of the Income Tax Act to apply and shall include a copy of the prescribed form in its income tax return for the 2005 tax year to be filed on or before the date required by the Income Tax Act.

4.9	Stock Options

RGTL and you agree that as at December 18, 2003 (the date on which you ceased to be an employee of RGTL), you held an aggregate of 1,360,000 unexercised options under the 1994 Stock Option Plan of RGTL that were exercisable on that date. Of the 1,360,000 options:

(a)	400,000 options with an exercise price of $23.95 remained outstanding out of a grant of 400,000 options on December 2, 1996;

(b)	320,000 options with an exercise price of $28.05 remained outstanding out of a grant of 320,000 options on November 10, 1998;

(c)	320,000 options with an exercise price of $20.00 remained outstanding out of a grant of 320,000 options on December 1, 2000; and

(d)	320,000 options with an exercise price of $25.00 remained outstanding out of a grant of 320,000 options on December 1, 2001.

Provided that the multiple voting shares of RGTL held by you and your affiliates are converted into subordinate voting shares of RGTL in accordance with Section 3.4, RGTL agrees that these 1,360,000 options (which are still outstanding pursuant to authorizing resolutions of the board of directors of RGTL) shall be maintained by RGTL and exercisable by you at any time during their remaining term.

4.10	Survival of Covenants

The covenants in this Article 4 shall survive the Effective Time.

ARTICLE 5 - CONDITIONS

5.1	No Mutual Conditions Precedent

The respective obligations of the Parties to complete the transactions contemplated by this Agreement shall not be subject to satisfaction of any conditions, other than shareholder approval of the special resolutions referred to in Section 4.2.

ARTICLE 6 - INDEMNITIES AND MUTUAL SETOFF OF OBLIGATIONS

6.1	Indemnity by De Zen

You and the De Zen Affiliates, Bordin and D’Amico will severally indemnify and hold RGTL and its affiliates harmless against any Claims suffered or incurred by RGTL or its affiliates resulting from a breach of a representation, warranty or covenant herein or pursuant hereto by you and the De Zen Affiliates or Bordin or D’Amico, respectively.

6.2	Indemnity by RGTL

RGTL will indemnify and hold you and your affiliates, Bordin and D’Amico harmless against any Claims suffered or incurred by you, Bordin, D’Amico or your respective affiliates resulting from a breach of a representation, warranty or covenant herein or pursuant hereto by RGTL.

6.3	Mutual Setoff of Obligations

In connection with the Vaughan West Lands Matter, and subject to the shareholders of RGTL approving the resolutions referred to in Section 4.2, you and the De Zen Affiliates agree to pay to RGTL at the Effective Time the sum of $[8,676,469] which RGTL and you agree shall be in respect of a reduction in the purchase price paid by RGTL to acquire the shares of 1260392 Ontario Limited. In consideration for the conversion by you and the De Zen Affiliates of multiple voting shares into subordinate voting shares pursuant to Section 3.4, RGTL agrees to pay to you and the De Zen Affiliates at the Effective Time the sum of $[8,676,469]. As the foregoing obligations are equal in amount, you and the De Zen Affiliates and RGTL hereby agree that such obligations shall be paid and satisfied in full by setting off such obligations against each other.

ARTICLE 7 - GENERAL

7.1	Enforcement

You specifically acknowledge and agree that RGTL, in agreeing to enter into this Agreement, has relied on the covenants contained in Sections 3.5, 3.6, 3.7 and 3.8 of this Agreement. You therefore specifically acknowledge and agree that the breach by you of the covenants contained in those sections of the Agreement would cause RGTL irreparable harm not compensable solely in damages and that, in the event of such a breach, neither you nor the De Zen Affiliates shall raise as a defence the absence of irreparable harm in any proceeding brought by RGTL seeking an injunction (or other equitable remedy or similar remedy). Having regard to all of the circumstances of the transactions referred to in this Agreement and the existing and potential market for the products and services of RGTL and the importance to RGTL of its customers, employees, suppliers and service providers, you and the De Zen Affiliates acknowledge and agree that the terms of this Agreement are reasonable and necessary for the protection of RGTL.

7.2	Severability

If any term or provision of this Agreement or any portion of a term or provision hereof or the application thereof to any person or circumstance shall, in any jurisdiction, to any extent be held invalid or unenforceable by a court of competent jurisdiction in such jurisdiction, the remainder of this Agreement, or such term or provision, or the application of such term or provision or portion thereof to other persons or circumstances in such jurisdiction and the validity and enforceability of this Agreement in other jurisdictions, shall not be affected and each term and provision of this Agreement and each portion thereof shall be valid and enforced to the fullest extent permitted by law.

7.3	Expenses

Each of the Parties shall pay their respective legal, accounting, and other professional advisory fees, costs and expenses incurred in connection with the transactions contemplated by this Agreement and the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses incurred. For greater certainty, the fees and expenses of KPMG incurred in determining the Determined Amount pursuant to Section 4.3(d) shall be borne by RGTL.

7.4	Notices

Any notice or other writing required or permitted to be given under this Agreement or for the purposes of this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered, or if sent by prepaid registered mail, or if transmitted by facsimile or other form of recorded communication tested prior to transmission, or if sent by email to such Party:

(a) In the case of a Notice to you or the De Zen Affiliates at:

Vic De Zen
300 Greenbrooke Drive
Vaughan, Ontario L4L 8L1

Fax: (905) 264-9354
Email: vdezen@zzengroup.com

with a copy to:

H. Stewart Ash
McMillan Binch LLP
BCE Place, Suite 4400
Bay Wellington Tower
181 Bay Street
Toronto, Ontario M5J 2T3

Fax: (416) 865-7048
Email: stewart.ash@mcmillanbinch.com

and with a copy to:

George Vassos
Kuretzky Vassos LLP
Suite 1404
151 Yonge Street
Toronto, Ontario M5C 2W7

Fax: (416) 865-9567
Email: gvassos@kuretzkyvassos.com

In the case of a Notice to Bordin at:

180 Greenbrooke Drive
Woodbridge, Ontario L4L 8L1

and with a copy to:

Barry Kuretzky
Kuretzky Vassos LLP
Suite 1404
151 Yonge Street
Toronto, Ontario M5C 2W7

Fax: (416) 865-9567
Email: Kuretzky@kuretzkyvassos.com

In the case of a Notice to D’Amico at:

100 Fennyrose Crescent
Woodbridge, Ontario L4L 7B3

and with a copy to:

Chris Wirth
Stockwood, Spies LLP
The Sun Life Tower
150 King St. W., Suite 2512
Toronto, Ontario M5H 1J9

Fax: (416) 593-9345
Email: chrisw@stockwoodspies.com

or at such other address as the Party to whom such Notice is to be given shall have last notified the Party giving the same in the manner provided in this Section. Any Notice delivered to the Party to whom it is addressed as provided above shall be deemed to have been given and received on the day it is so delivered at such address, provided that if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day. Any Notice sent by prepaid registered mail shall be deemed to have been given and received on the fifth Business Day following the date of its mailing. Any Notice transmitted by facsimile or other form of recorded communication shall be deemed given and received on the first Business Day after its transmission. Any Notice sent by email shall be deemed given and received on the first Business Day after its sending.

7.5	Governing Law

This Agreement shall be construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated, in all respects, as an Ontario contract. The Parties to this Agreement hereby irrevocably and unconditionally attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

7.6	Entire Agreement

This Agreement together with the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document delivered pursuant to this Agreement. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

7.7	Further Assurances

Each of the Parties covenants and agrees to take all such action and to execute all such documents as may be necessary or advisable to implement the provisions of this Agreement fully and effectively and to make them binding on the Parties hereto.

7.8	Assignment and Enurement

(a)
This Agreement is personal to each of you, Bordin and D’Amico and is not assignable by any of you. This Agreement shall not be assigned by any of the De Zen Affiliates without RGTL’s prior written consent.

(b)	This Agreement shall not be assigned by RGTL without your, Bordin’s and D’Amico’s prior written consent.

(c)	This Agreement shall be binding upon RGTL and its successors and permitted assigns.

(d)
This Agreement (in particular, without limitation, Section 3.4 of this Agreement) shall be binding upon you, the De Zen Affiliates, Bordin and D’Amico and each of your respective heirs, executors, administrators and personal representatives and any successors and permitted assigns of the De Zen Affiliates.

(e)	This Agreement shall enure to the benefit of RGTL’s successors and permitted assigns.

(f)
This Agreement shall enure to the benefit of your, Bordin’s and D’Amico’s respective heirs, executors, administrators and personal representatives. This Agreement shall enure to the benefit of any successors and permitted assigns of the De Zen Affiliates.

7.9	Independent Advice

Each of you, the De Zen Affiliates, Bordin and D’Amico acknowledge that each has read, understands and agrees with all of the provisions of this Agreement, and acknowledges that each has obtained independent legal advice with respect to it.

Further, each of you, Bordin and D’Amico acknowledge that each has obtained independent financial and tax advice and that RGTL has not provided any advice in this regard with respect to the transactions contemplated hereby.

7.10	Counterparts

This Agreement may be delivered by facsimile and may be executed in counterparts, each of which shall be deemed an original, and all of which together shall be deemed to constitute one and the same instrument.

Yours very truly,

ROYAL GROUP TECHNOLOGIES LIMITED

By:	-s- James Sardo
James Sardo
Interim President and Chief Executive Officer

By:	-s- Robert Lamoureux
Robert Lamoureux
Interim Chief Financial Officer

Acknowledged and agreed to as of the 23 day of March, 2005 by the following Parties:

-s- Vic De Zen	-s- Lu Galasso
VIC DE ZEN	Witness

DE ZEN HOLDINGS LIMITED

By:	-s- Vic De Zen
Name:
Title:

3901602 CANADA INC.

By:	-s- Vic De Zen
Name:
Title:

DE ZEN INVESTMENTS CANADA LIMITED

By:	-s- Vic De Zen
Name:
Title:

-s- Fortunato Bordin	-s- Lu Galasso
FORTUNATO BORDIN	Witness

-s- Domenic D’Amico	-s- Lu Galasso
DOMENIC D’AMICO	Witness